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NETGEAR APPOINTS JONATHAN OAKES TO LEAD HOME NETWORKING

NETGEAR Appoints Jonathan Oakes to Lead Home Networking

WRITTEN BY



Valerie Motis, Public Relations Director

valerie.motis@netgear.com

1 760 522 8930

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Seasoned product innovator and strategic leader confirms commitment to customer-

focused product development and delivery

July 15, 2025 – SAN JOSE, Calif.–NETGEAR® Inc. (NASDAQ: NTGR), a global leader in intelligent networking solutions designed to power extraordinary experiences, announced the appointment of Jonathan Oakes as Senior Vice President and General Manager of Home Networking. As part of the company's ongoing transformation, Oakes laid out the guiding principles for NETGEAR's continued consumer product innovation.

Oakes brings over two decades of expertise in shaping breakthrough consumer products and leading with a relentless focus on user experience at some of the world's most admired technology brands. In his new role, he will oversee NETGEAR's home networking business, which includes hardware, software, and subscription services, and drive the next generation of reliable, secure, and intelligent connectivity for modern households.

"Jonathan is a proven leader with a strong track record of driving innovation and inspiring high-performing teams," said CJ Prober, NETGEAR CEO. "This ability to lead and bring visionary products to market makes him the ideal head of our Home Networking business unit. As we shape the future of connectivity, his leadership will be instrumental in continuing to power extraordinary experiences for our customers. We're thrilled to welcome him to the NETGEAR team."

Oakes' experience includes product leadership roles for multiple category-leading consumer electronics products. He led Product Management and User Experience for Google's Wearables and Health group following the acquisition of Fitbit where he brought products like the Pixel Watch, Fitbit Versa and Fitbit's Premium to market. Previously Oakes led Product Management for Amazon's Kindle eReaders and Kindle Fire Tablets and led multiple product areas at Hewlett-Packard.

Home Networking: Pushing Beyond the Expected

Recognizing the critical role home networking plays as an essential enabler for households worldwide, Oakes will be laser focused on customer experience – not just on

hardware specifications, but on what individuals want to do, experience, and achieve online. The work of his team will be grounded in four key pillars:

- Relentlessly focus on the customer and their experience: deliver the highest quality products and an extraordinary experience from point of purchase, through installation to daily use and support.
- Solve for the most demanding environments: anticipate future customer needs and deliver high performing products at every price point that exceeds expectations.
- Make no compromises on security and privacy: design products from the ground up with a security first mindset.
- Be a great partner to the industry: work together with partners to deliver the most critical innovation and experiences to end customers.

"I'm excited to join NETGEAR at such a pivotal moment both for the company and the industry," said Oakes. "NETGEAR has a strong legacy of innovation in home networking, and I look forward to building on that foundation to help unleash the full potential of connectivity with intelligent solutions that delight and protect our customers around the world."

NETGEAR, Inc.

Founded in 1996 and headquartered in the USA, NETGEAR® (NASDAQ: NTGR) is a global leader in innovative networking technologies for businesses, homes, and service providers. NETGEAR delivers a wide range of award-winning, intelligent solutions designed to unleash the full potential of connectivity and power extraordinary experiences. For businesses, NETGEAR offers reliable, easy-to-use, high-performance networking solutions, including switches, routers, access points, software, and AV over IP technologies, tailored to meet the diverse needs of small and medium enterprises. NETGEAR's consumer products deliver advanced connectivity, powerful performance, and enhanced security features right out of the box, designed to help keep families safe online, whether at home or on the go. More information is available from the NETGEAR

Press Room or by calling (408) 907-8000. Connect with NETGEAR: Facebook, Instagram and the NETGEAR blog at NETGEAR.com.

©2025 NETGEAR, Inc. NETGEAR and the NETGEAR logo are trademarks and/or registered trademarks of NETGEAR, Inc. and/or its affiliates in the United States and/or other countries. Other brand and product names are for identification purposes only and may be trademarks or registered trademarks of their respective holder(s). The information contained herein is subject to change without notice. NETGEAR shall not be liable for technical or editorial errors or omissions contained herein. All rights reserved.

Source: NETGEAR-G

Contacts

U.S. Media Contact:
Valerie Motis
Valerie.motis@NETGEAR.com
NETGEAR@AccesstheAgency.com

U.S. Sales Inquiries: (408) 907-8000, sales@netgear.com



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